SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

CNH GLOBAL N.V.

Form 6-K for the month of March 2008

List of Exhibits:

1.	News Release entitled, “CNH International Completes Rehabilitation of Tractors in Iraq”

2.	News Release entitled, “Case 921E Wheel Loader Wins Excellence in Equipment Engineering Award”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

March 28, 2008

Agricultural and Construction Equipment

Press Release

March 2008

Contact:

Stefano Ferro

+39 3346340138

CNH International Completes Rehabilitation of Tractors in Iraq

ISTANBUL, Turkey—CNH International has completed rehabilitation to working order of 414 of the company’s old tractors in southern Iraq. The project is aimed at improving the working conditions and living standards of farmers in Iraq, fostering the reconstruction process in the country.

In the last 15 years, Iraqi farmers have experienced substantial financial constraints preventing any investment, either in new machinery or in the existing machinery’s maintenance. Thus, the spare parts needed for repairs were financed by the Italian Ministry of Foreign Affairs while, to avoid charging any other costs to farmers, CNH International, through its local distributor MICTA has paid for labor, transport, services and other materials’ costs.

These 414 units are added to the 2,772 tractors rehabilitated during 2006 in central and northern Iraq and financed by the U.S. Aid program. Therefore, between 2006 and 2007, a total of about 3,200 tractors have been repaired.

The re-enabled units were part of a list prepared by the New Holland distributor MICTA with the support of CNH specialists and the Iraqi Agriculture Ministry, who contacted all over the country more than 5,000 farmers whose machines were completely out of order.

The units considered suitable for the rehabilitation program were checked to prepare the list of spare parts required for the repair. Many spare parts belonged to models no longer in production and therefore no longer available; consequently, the appropriate spare parts needed were made available through a team effort involving CNH internal resources such as Engineering, Purchasing, Parts Operations, Logistics, After-Sales as well as the suppliers and the importer.

The project also has involved a course in tractor maintenance and repair at the CNH Training Centre in Saliurfa, Turkey. Over 180 technicians from the Iraqi Ministry of Agriculture have been trained in order to render the appropriate assistance required for the tractors to keep them running properly.

The repaired units will contribute to expand the cultivated area up to 25,000 hectares, along with an additional output of 40,000 tons of wheat, worth an estimated U.S. $ 4.7 million.

New Holland has historically been and continues to be a leader in agriculture in Iraq. Operations in Iraq are managed within the CNH International Middle-East and Africa region from the new CNH International offices in Istanbul, Turkey which include Sales, Finance, Marketing, Spare Parts, Customer Care and Training departments.

CNH

CNH is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI), More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH International

CNH International is a division of CNH and is based in Lugano, Switzerland. The company is responsible for the sales of agricultural equipment, commercial and after sales/ customer services in over 120 countries throughout Africa, Eastern Europe, the Commonwealth of Independent States, Middle East, Asia, Far East, New Zealand and Australia.

New Holland, a brand of CNH

New Holland reputation is built on the success of our customers, cash crop producers, livestock farmers, contractors, vineyards, or groundscare professionals. They can count on the widest offering of innovative products and services: a full line of equipment, from tractors to harvesting, material handling equipment, complemented by tailored financial services from a specialist in agriculture. A highly professional global dealer network and New Holland’s commitment to excellence guarantees the ultimate customer experience for every customer. For more information on New Holland visit www.newholland.com.

FOR IMMEDIATE RELEASE

Contact:

Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

Case 921E Wheel Loader Wins

Excellence in Equipment Engineering Award

RACINE, Wis. (March 27, 2008) — Diesel Progress magazine, in cooperation with powertrain component manufacturer ZF, honored Case Construction Equipment with the first Excellence in Equipment Engineering award in the wheel loader category for the 921E wheel loader.

“Winning the Excellence in Equipment Engineering award is a testament to the smart engineering that went into the 921E – and the entire Case wheel loader line,” said Dave Wolf, marketing manager. Powered by a fully electronic, 11-liter Tier III-certified Cummins engine, the 921E performs at three power curves to match the demands of any application and move more material per hour.

The rugged, 5.78-cubic-yard 921E wheel loader is the machine of choice for quarry and aggregates operations or for contractors engaged in road building, commercial or residential construction, sewer, water and utility work.

The editorial board of Diesel Progress, with input from several industry suppliers, identified three final candidates in each of several different machine segments, including the wheel loader category. The Case 921E was selected as the best wheel loader by an electronic vote of more than 4,000 readers of the magazine and visitors to the Diesel Progress Web site.

Diesel Progress magazine serves the field of manufacturing, design, distribution and service of equipment powered by diesel, gasoline or alternatively fueled engines. Readers include design engineers, component specifiers and engineering and purchasing managers.

In addition to the 921E and 921E/XR, the Case E Series wheel loaders include the 521E, 521E/XT, 521E/XR, 621E, 621E/XT, 621E/XR, 721E, 721E/XT, 721E/XR, 821E, 821E/XR, and the recently introduced 1221E and 1221E/XR. Case also offers a full line of compact wheel loaders.

For additional wheel loader product specifications, customer testimonials, competitive comparisons, finance offers and more, visit www.casece.com. For a Case wheel loader demonstration, see your local Case dealer.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat S.p.A. (FIA.MI).

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